SEC FILE NUMBER: 001-11512

CUSIP NUMBER: 803893 403

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SATCON TECHNOLOGY CORPORATION
Full Name of Registrant

Former Name if Applicable

25 DRYDOCK AVENUE
Address of Principal Executive Office (Street and Number)

BOSTON, MASSACHUSETTS 02210
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Satcon Technology Corporation (the “Company”) is not filing its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (“Form 10-Q”).  As previously disclosed, on October 17, 2012, the Company, pursuant to the provisions of the United States Bankruptcy Code (the “Bankruptcy Code”), filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of the Bankruptcy Code (Case No. 12-12869) (the “Bankruptcy Case”).  The Bankruptcy Case has resulted in a severe reduction in the Company’s workforce and the Company has devoted substantially all of its remaining resources to the Bankruptcy Case.  As a result, the Company has determined that it is unable to file its Form 10-Q without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aaron Gomolak	617	897-2400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, the Company filed the Bankruptcy Case on October 17, 2012.  The Company is currently in the process of determining what impact the conditions that gave rise to the Bankruptcy Case have had on its financial condition and results of operations.  As a result of senior management’s preparation of the bankruptcy filing and the demands the Bankruptcy Case has placed on the Company’s available personnel and limited resources, the Company cannot reasonably estimate the results of operations for the quarterly period ended September 30, 2012.

Satcon Technology Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 9, 2012	By:	/s/ Aaron Gomolak
Aaron Gomolak, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).